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                                                      EXHIBIT 11(G)(9)


          [LETTERHEAD OF SIMPSON THACHER & BARTLETT]


BY FACSIMILE AND COURIER                             May 12, 1997


        Re:  Healthdyne Technologies, Inc.
             Preliminary Proxy Statement
             -----------------------------


Blaine V. Fogg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
919 Third Avenue
New York, New York  10022

Dear Mr. Fogg:

        On behalf of our client, Invacare Corporation ("Invacare"), we have reviewed the Preliminary Proxy Statement (the "Preliminary Proxy Statement") publicly filed on May 5, 1997 by your client, Healthdyne Technologies, Inc. ("Healthdyne"), and wish to inform you of two significant concerns.

   GEORGIA FAIR PRICE STATUTE CONDITION

        The Preliminary Proxy Statement states on pages 12-13 that, if the director candidates nominated by Invacare are elected at the Annual Meeting, "the Georgia Fair Price Statute Condition to the Invacare Offer cannot be satisfied by Invacare's proposed actions." This conclusion apparently is premised on the claim that such nominees could not approve Invacare's tender offer (the "Offer") and the related proposed merger (the "Merger") for purposes of the Georgia Fair Price Statute because such approval would require action by "continuing directors" under the Georgia Fair Price Statute and,


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SIMPSON THACHER & BARTLETT

Blaine V. Fogg, Esq.                  -2-                         May 12, 1997

according to the Preliminary Proxy Statement, there would "no longer be any `continuing directors' serving on the Company's Board of Directors." We cannot understand how Healthdyne has reached this conclusion and believe that this disclosure is highly misleading to its shareholders.

        The Georgia Fair Price Statute, a copy of which is attached hereto, provides that certain business combinations (including business combinations such as the proposed Merger) must either satisfy the fair price and procedural requirements of the statute or be approved either (i) by all the "continuing directors", provided that the continuing directors constitute at least three members of the board of directors at the time of such approval, or (ii) by at least two-thirds of the continuing directors and by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder.

        First, we fail to understand how Healthdyne can contend that Invacare's nominees, if elected, would not be considered "continuing directors" who could approve the Offer and the proposed Merger for purposes of the Georgia Fair Price Statute. For purposes of the Georgia Fair Price Statute, a "continuing director" means any member of the corporation's board of directors who is not affiliated or associated with an "interested shareholder" and who was a director of the corporation prior to the date on which the interested shareholder first became such, and any successor to such continuing director who is not affiliated or associated with the interested shareholder and is recommended or elected by a majority of all the continuing directors. Under the Georgia Fair Price


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SIMPSON THACHER & BARTLETT

Blaine V. Fogg, Esq.                  -3-                         May 12, 1997

Statute, an "interested shareholder" is generally a beneficial owner of 10% or more of the voting power of the outstanding voting shares of the corporation.

        So long as the election of directors by the shareholders and approval of the Offer and the Merger by the board take place before consummation of the Offer and thus before Invacare, which presently beneficially owns less than 5% of Healthdyne's stock, acquires beneficial ownership of 10% or more of Healthdyne's stock and becomes an "interested shareholder", each of Invacare's nominees, if elected, would be a member of the corporation's board of directors who is not affiliated or associated with an "interested shareholder" and who was a director of the corporation prior to the date on which the interested shareholder first became such, and accordingly would be a "continuing director". The Preliminary Proxy Statement fails to discuss this obvious conclusion and contradicts the plain language of the statute.

        Second, we note that the Georgia Fair Price Statute Condition may well be satisfied without requiring any action by the continuing directors whatsoever. As set forth in more detail in pages 7-9 and 35-37 of our Offer to Purchase, dated January 27, 1997, the Georgia Fair Price Statute Condition will be satisfied so long as the highest closing stock price for Healthdyne's stock during the 30-day period including and immediately preceding the date of consummation of the Offer is not in excess of the Offer price and the other (relatively minor) procedural requirements of the Georgia Fair Price Statute are met, without the need for any action or approval of the Board of the Directors of the Company. While it is true that the trading price of Healthdyne's stock has been in excess of our Offer price, there is no reason to believe that this trading


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SIMPSON THACHER & BARTLETT

Blaine V. Fogg, Esq.                  -4-                         May 12, 1997

activity will necessarily continue, especially when the other conditions to the Offer are met and a transaction appears more imminent. Accordingly, the statement in the Preliminary Proxy Statement that election of our nominees will prevent the Georgia Fair Price Statute Condition from being satisfied has a glaring and significant omission which directly contradicts Healthdyne's disclosure.

        We are extremely concerned that Healthdyne apparently intends to disseminate, or perhaps even has already disseminated, such materially misleading proxy materials to its shareholders. We have already heard from at least one of Healthdyne's significant shareholders who was perplexed at the statements made in the Preliminary Proxy Statement regarding this matter. We urge you to take immediate and effective steps to rectify these glaring misstatements.

   VOTING REQUIREMENTS REGARDING INVACARE'S PROPOSALS

        We also note that the Preliminary Proxy Statement states, on page 3, that approval of each of Invacare's shareholder proposals will require that the "number of votes cast in favor of such proposal exceeds the number of votes cast against such proposal," which, as we noted on pages 13-14 of our Preliminary Proxy Statement filed on April 4, 1997, we agree to be the correct standard under Georgia law in the absence of a shareholder-approved by-law to the contrary. However, as we also noted in our Preliminary Proxy Statement, Healthdyne's by-laws do contain a provision which clearly purports to require an affirmative vote of a MAJORITY OF ALL SHARES OUTSTANDING and entitled to vote in order for the shareholders to take any action with respect to the by-laws,


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SIMPSON THACHER & BARTLETT

Blaine V. Fogg, Esq.                  -5-                         May 12, 1997

including, we would assume, the adoption of any of the proposals. If the disclosure in Healthdyne's Preliminary Proxy Statement is correct, we can only assume that the Healthdyne by-law requiring the higher voting requirement was not approved by the shareholders and is therefore inoperative. Because of the importance of the proper voting standard and the presence of the confusing provision in Healthdyne's by-laws, we would appreciate your promptly clarifying this matter to us directly and, for the avoidance of confusion among the shareholders, would urge you to add clarifying disclosure to the proxy statement prior to any dissemination.

        We hope that the above matters represent merely oversights and that you will agree with us that prompt and effective revision is appropriate. Because of the substantial implications these matters could have in Healthdyne's solicitation of proxies for the upcoming annual meeting, we are sending a copy of this letter to the Securities and Exchange Commission for its consideration. Obviously, this letter does not limit any further response or comments we may have on these or any future proxy materials, and we reserve the right to take all appropriate actions to ensure that Healthdyne's shareholders are properly informed in connection with the upcoming annual meeting.


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SIMPSON THACHER & BARTLETT

Blaine V. Fogg, Esq.                  -6-                         May 12, 1997

        We look forward to hearing from you as soon as possible regarding your response on these matters.


                                 Very truly yours,

                                  /s/ Robert E. Spatt, Esq.
                                 ---------------------------------
                                 Robert E. Spatt, Esq.

Attachment

cc: Dennis O. Garris, Esq., Securities and Exchange Commission Thomas R. Miklich, Esq., Invacare Corporation
        Bruce N. Hawthorne, King & Spalding
        Leslie R. Jones, Esq., Healthdyne Technologies, Inc.
        Winifred D. Simpson, Esq., Troutman Sanders LLP


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14-2-1110         CORPORATIONS, PARTNERSHIPS, AND ASSOCIATIONS


                                     PART 2

                            FAIR PRICE REQUIREMENTS

Law reviews. -- For article, "Comparison of Features of Old and New Business Corporation Laws Relating to Domestic Corporations," see 5 Ga. St. B.J. 13
(1968). For article, "Some Distinctive Features of the Georgia Business Corporation Code," 28 Ga. St. B.J. 101 (1991).

14-2-1110. Definitions.

   As used in this part, the term:

      (1) "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a specified person.

      (2) "Announcement date" means the date of the first general public announcement of the proposal of the business combination.

      (3) "Associate," when used to indicate a relationship with any person, means:

         (A) Any corporation or organization, other than the corporation or a subsidiary of the corporation, of which such person is an officer, director, or partner or is the beneficial owner of 10 percent or more of any class of equity securities;

         (B) Any trust or other estate in which such person has a beneficial interest of 10 percent or more or as to which such person serves as trustee or in a similar fiduciary capacity; and

         (C) Any relative or spouse of such person, or any relative of such spouse, who has the same home as such person.

      (4) "Beneficial owner" means a person shall be considered to be the beneficial owner of any equity securities:

         (A) Which such person or any of such person's affiliates or associates owns, directly or indirectly;

         (B) Which such person or any of such person's affiliates or associates, directly or indirectly, has:

            (i) The right to acquire, whether such right is exercisable immediately or only after the passage of time, pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, exchange rights, warrants or option, or otherwise; or

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                                 BUSINESS CORPORATIONS                 14-2-1110


            (ii) The right to vote pursuant to any agreement, arrangement, or understanding; or

         (C) Which are owned, directly or indirectly, by any other person with which such person or any of such person's affiliates or associates has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of equity securities.

      (5) "Business combination" means:

         (A) Any merger of the corporation or any subsidiary with:

            (i) Any interested shareholder; or

            (ii) Any other corporation, whether or not itself an interested shareholder, which is, or after the merger would be, an affiliate of an interested shareholder that was an interested shareholder prior to the consummation of the transaction;

         (B) Any share exchange with (i) any interested shareholder or (ii) any other corporation, whether or not itself an interested shareholder, which is, or after the share exchange would be, an affiliate of an interested shareholder that was an interested shareholder prior to the consummation of the transaction;

         (C) Any sale, lease, transfer, or other disposition, other than in the ordinary course of business, in one transaction or in a series of transactions in any 12 month period, to any interested shareholder or any affiliate of any interested shareholder, other than the corporation or any of its subsidiaries, of any assets of the corporation or any subsidiary having, measured at the time the transaction or transactions are approved by the board of directors of the corporation, an aggregate book value as of the end of the corporation's most recently ended fiscal quarter of 10 percent or more of the net assets of the corporation as of the end of such fiscal quarter;

         (D) The issuance or transfer by the corporation, or any subsidiary, in one transaction or a series of transactions in any 12 month period, of any equity securities of the corporation or any subsidiary which have an aggregate market value of 5 percent or more of the total market value of the outstanding common and preferred shares of the corporation whose shares are being issued to any interested shareholder or any affiliate of any interested shareholder, other than the corporation or any of its subsidiaries, except pursuant to the exercise of warrants or rights to purchase securities offered pro rata to all holders of the corporation's voting shares or any other method affording substantially proportionate treatment to the holders of voting shares;

         (E) The adoption of any plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an interested shareholder or any affiliate of any interested shareholder; or

         (F) Any reclassification of securities, including any reverse stock split, or recapitalization of the corporation, or any merger of the corporation with any of its subsidiaries, or any share exchange with any of its subsidiaries, which has the effect, directly or indirectly, in one transaction or a series of transactions in any 12 month period, of increasing by 5 percent or more the proportionate amount of the outstanding shares of any class or series of equity securities of the corporation or any subsidiary which is directly or indirectly beneficially owned by any interested shareholder or any affiliate of any interested shareholder.

      (6) "Continuing director" means any member of the board of directors who is not an affiliate or associate of an interested shareholder or any of its affiliates, other than the corporation or any of its subsidiaries, and who was

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14-2-1110         CORPORATIONS, PARTNERSHIPS, AND ASSOCIATIONS


   a director of the corporation prior to the determination date, and any successor to such continuing director who is not an affiliate or an associate of an interested shareholder or any of its affiliates, other than the corporation or its subsidiaries, and is recommended or elected by a majority of all of the continuing directors.

      (7) "Control," including the terms "controlling," "controlled by," and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise, and the beneficial ownership of shares representing 10 percent or more of the votes entitled to be cast by a corporation's voting shares shall create an irrebuttable presumption of control.

      (8) "Corporation," in addition to the definition contained in Code Section 14-2-140, shall include any trust merging with a domestic corporation pursuant to Code Section 53-12-59.

      (9) "Determination date" means the date on which an interested shareholder first became an interested shareholder.

      (10) "Fair market value" means:

         (A) In the case of securities, the highest closing sale price, during the period beginning with and including the determination date and for 29 days prior to such date, of such a security on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such securities are listed, or, if such securities are not listed on any such exchange, the highest closing sales price or, if none is available, the average of the highest bid and asked prices reported with respect to such a security, in each case during the 30 day period referred to above, on the National Association of Securities Dealers, Inc., Automatic Quotation System, or any system than in use, or, if no such quotations are available, the fair market value on the date in question of such a security as determined in good faith at a duly called meeting of the board of directors by a majority of all of the continuing directors, or, if there are no continuing directors, by the entire board of directors; and

         (B) In the case of property other than securities, the fair market value of such property on the date in question as determined in good faith at a duly called meeting of the board of directors by a majority of all of the continuing directors, or, if there are no continuing directors, by the entire board of directors of the corporation.

      (11) "Interested shareholder" means any person, other than the corporation or its subsidiaries, that:

         (A) Is the beneficial owner of 10 percent or more of the voting power of the outstanding voting shares of the corporation; or

         (B) Is an affiliate of the corporation, and at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10 percent or more of the voting power of the then outstanding voting shares of the corporation.

   For the purpose of determining whether a person is an interested shareholder, the number of voting shares deemed to be outstanding shall not include any unissued voting shares which may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants, or options, or otherwise.

      (12) "Net assets" means the amount by which the total assets of a corporation exceed the total debts of the corporation.

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                                BUSINESS CORPORATIONS                 14-2-1110


      (13) "Voting shares" means shares entitled to vote generally in the election of directors. (Code 1981, ss.14-2-1110, enacted by Ga. L. 1988, p. 1070, ss.1; Ga. L. 1989, p. 946, ss.52.)

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14-2-1111         CORPORATIONS, PARTNERSHIPS, AND ASSOCIATIONS

14-2-1111. Additional business combination approval.

   In addition to any vote otherwise required by law or the articles of incorporation of the corporation, a business combination shall be:

      (1) Unanimously approved by the continuing directors, provided that the continuing directors constitute at least three members of the board of directors at the time of such approval; or

      (2) Recommended by a least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder who is, or whose affiliate is, a party to the business combination. (Code 1981, ss.14-2-1111, enacted by Ga. L. 1988, p. 1070,
   ss.1.)

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                                 BUSINESS CORPORATIONS                 14-2-1112


14-2-1112. "Interested shareholder" defined; exception to vote requirement of
           Code Section 14-2-1111.

   (a) As used in this Code section, the term "interested shareholder" refers to the interested shareholder which is party to, or an affiliate of which is party to, the business combination in question.

   (b) The vote required by Code Section 14-2-1111 does not apply to a business combination if each of the following conditions is met:

      (1) The aggregate amount of the cash, and the fair market value as of five days before the consummation of the business combination of consideration other than cash, to be received per share by holders of any class of common shares or any class or series of preferred shares in such business combination is at least equal to the highest of the following:

         (A) The highest per share price, including any brokerage commissions, transfer taxes, and soliciting dealers' fees, paid by the interested shareholder for any shares of the same class or series acquired by it:

            (i) Within the two-year period immediately prior to the announcement date; or

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14-2-1112         CORPORATIONS, PARTNERSHIPS, AND ASSOCIATIONS


            (ii) In the transaction in which it became an interested shareholder, whichever is higher;

         (B) The fair market value per share of such class or series as determined on the announcement date or as determined on the determination date, whichever is higher; or

         (C) In the case of shares other than common shares, the highest preferential amount per share to which the holders of shares of such class or series are entitled in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation, provided that this subparagraph shall only apply if the interested shareholder has acquired shares of such class or series within the two-year period immediately prior to the announcement date;

      (2) The consideration to be received by holders of any class or series of outstanding shares is to be in cash or in the same form as the interested shareholder has previously paid for shares of the same class or series. If the interested shareholder has paid for shares of any class or series of shares with varying forms of consideration, the form of consideration for such class or series of shares shall be either cash or the form used to acquire the largest number of shares of such class or series previously acquired by it;

      (3) After the interested shareholder has become an interested shareholder and prior to the consummation of such business combination:

         (A) Unless approved by a majority of the continuing directors, there shall have been:

            (i) No failure to declare and pay at the regular date therefor any full periodic dividends, whether or not cumulative, on any outstanding preferred shares of the corporation;

            (ii) No reduction in the annual rate of dividends paid on any class of common shares, except as necessary to reflect any subdivision of the shares;

            (iii) An increase in such annual rate of dividends as is necessary to reflect any reclassification, including any reverse share split, recapitalization, reorganization, or any similar transaction which has the effect of reducing the number of outstanding shares; and

            (iv) No increase in the interested shareholder's percentage ownership of any class or series of share of the corporation by more than 1 percent in any 12 month period;

         (B) The provisions of divisions (i) and (ii) of subparagraph (A) of this paragraph shall not apply if the interested shareholder or an affiliate or associate of the interested shareholder did not vote as a director of the corporation in a manner inconsistent with divisions (i) and (ii) of subparagraph (A) of this paragraph and the interested shareholder, within ten days after any act or failure to act inconsistent with divisions (i) and (ii) of subparagraph (A) of this paragraph, notified the board of directors of the corporation in writing that the interested shareholder disapproved thereof and requested in good faith that the board of directors rectify the act or failure to act; and

      (4) After the interested shareholder has become an interested shareholder, the interested shareholder has not received the benefit, directly or indirectly, except proportionately as a shareholder, of any loans, advances, guarantees, pledges, or other financial assistance or any tax credits or other tax advantages provided by the corporation or any of its subsidiaries,

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                                 BUSINESS CORPORATIONS                 14-2-1112


   whether in anticipation of or in connection with such business combination or otherwise. (Code 1981, ss.14-2-1112, enacted by Ga. L. 1988, p. 1070 ss.1.)

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14-2-1113         CORPORATIONS, PARTNERSHIPS, AND ASSOCIATIONS

14-2-1113. Requirements inapplicable unless specifically in corporate bylaw;
           repeal of bylaw; applicability of Code Section 14-2-1111.

   (a) The requirements of this part shall not apply to business combinations of a corporation unless the bylaws of the corporation specifically provide that all of such requirements are applicable to the corporation. Such a bylaw may be adopted at any time in the manner provided in this chapter and shall apply to any business combination approved or recommended by the board of directors after the date of the bylaw's adoption. Such a bylaw shall be irrevocable except as provided in subsection (b) of this Code section. Neither the adoption nor the failure to adopt such a bylaw shall constitute grounds for any cause of action against any of the directors of the corporation.

   (b) Any bylaw adopted as provided in subsection (a) of this Code section may only be repealed by the affirmative vote of at least two-thirds of the continuing directors and a majority of the votes entitled to be cast by voting shares of the corporation, other than shares beneficially owned by any interested shareholder and affiliates and associates of any interested shareholder, in addition to any other vote required by the articles of incorporation or bylaws to amend the bylaws. Once the bylaw has been repealed in accordance with this subsection, the corporation shall not thereafter be entitled to adopt the bylaw in accordance with subsection (a) of this Code section.

   (c) The requirement of Code Section 14-2-1111 shall never apply to business combinations with an interested shareholder or its affiliates if, during the three-year period immediately preceding the consummation of the business combination, the interested shareholder has not at any time during such period:

      (1) Ceased to be an interested shareholder; or

      (2) Increased its percentage ownership of any class or series of common or preferred shares of the corporation by more than 1 percent in any 12 month period.

   (d) Nothing contained in this part shall be deemed to limit in any manner a corporation's right to include in its articles of incorporation or bylaws any provision regarding the approval of business combinations which would not otherwise be prohibited by this article. (Code 1981, ss.14-2-1113, enacted by Ga. L. 1988, p. 1070, ss.1.)